July 6, 2007	Neal H. Brockmeyer Neal.Brockmeyer@hellerehrman.com Direct +1.213.689.7507 Main +1.213.689.0200 Fax +1.213.614.1868 11110.0015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:                             Metro One Telecommunications, Inc.
Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of Metro One Telecommunications, Inc. (the “Company”), we are filing a Registration Statement on Form S-3 (the “Registration Statement”) covering shares of common stock issuable on conversion of series A convertible preferred stock (“convertible preferred stock”) of the Company.

The convertible preferred stock covered by the Registration Statement was issued on June 5, 2007, in the first closing of a financing transaction, along with warrants to purchase convertible preferred stock and senior secured convertible revolver bridge notes (“convertible notes”).  Subject to shareholder approval and the satisfaction of certain closing conditions, the Company will issue at a second closing additional shares of convertible preferred stock on funding and conversion of the convertible notes and for accrued interest, together with additional warrants to purchase convertible preferred stock.

BDO Seidman, LLC, the Company’s independent registered public accounting firm, has informed the Company it believes that due to the nature of the transaction pro forma financial information is required in the prospectus by Item 11(b) of Form S-3 and Rule 11-01(a)(8) of Regulation S-X.  Item 11(b) provides that there be included in a prospectus or incorporated by reference information required by Article 11 of Regulation S-X.  Rule 11-01(a), which is part of Article 11 of Regulation S-X, provides that pro forma financial information shall be furnished when any of the specifically identified conditions exists, including the following as condition (8): “Consummation of other events or transactions has occurred or is probable for which disclosure of pro forma financial information would be material to investors.”

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The Company has questioned whether disclosure of pro forma financial information would be material to investors and what type of pro forma financial information would be required if it is considered to be material.  Because of this uncertainty, the Registration Statement is being filed without any pro forma financial information, and the Company requests the opportunity to submit to the Staff in writing the basis for BDO Seidman’s belief and the Company’s position on this matter.

If you should have any questions regarding the Registration Statement, please contact the undersigned at (213) 689-7507.

Very truly yours,

/s/ Neal H. Brockmeyer
Neal H. Brockmeyer